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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                      BUTTREY FOOD AND DRUG STORES COMPANY
                           (NAME OF SUBJECT COMPANY)

                      BUTTREY FOOD AND DRUG STORES COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  124234 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WAYNE S. PETERSON
                      BUTTREY FOOD AND DRUG STORES COMPANY
                              601 6TH STREET, S.W.
                           GREAT FALLS, MONTANA 59404
                                 (406) 761-3401

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   COPIES TO:
                            CYNTHIA M. DUNNETT, ESQ.
                               RYAN S. HONG, ESQ.
                               RIORDAN & MCKINZIE
                             300 SOUTH GRAND AVENUE
                                   29TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-4824

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     This Amendment No. 1 to Solicitation/Recommendation Statement on Schedule
14D-9 amends and supplements the Solicitation/Recommendation Statement on
Schedule 14D-9 originally filed on January 26, 1998 (the "Schedule 14D-9") by Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), with respect to the offer by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26,1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (1) Item 4(b)(2) is hereby amended by replacing the first paragraph of the Section captioned "Review of the Offer" with the following paragraph:

          Review of the Offer. In arriving at its decision to approve the transactions contemplated by the Merger Agreement and to recommend acceptance of the Offer, the Board considered, among other things, the following factors in support of the recommendation:

             (i) The terms and conditions of the Offer and the Merger Agreement, including the amount and form of consideration being offered to the Company's stockholders.

             (ii) The consideration offered by Parent of $15.50 per share in cash represented a premium of approximately 44% over the closing sale price of $10.75 per share as reported on the Nasdaq National Market System on January 16, 1998, the last trading date prior to approval and authorization of the Merger Agreement by the Board.

             (iii) The Board considered the business, operations, prospects, properties, assets and historical and projected earnings of the Company. It reviewed in particular the competitive factors and growth prospects in the Company's core geographical markets (Montana, Wyoming and other states in northwestern United States) and the resource limitations on the Company's ability to expand into markets or through acquisitions.

             (iv) The Board considered the contacts it had with and circumstances pertaining to possible alternative buyers in the supermarket industry. Based in part on the advice of Morgan Stanley, it believed that financial buyers would be unable to pay a significant premium over the Company's recent stock price of $10.75 per share.

             (v) The Board considered the prices, premiums and multiples of earnings and cash flow paid in recent acquisitions of similar companies. Specifically, the Board reviewed the following acquisitions, with the multiple of trailing EBITDA (earnings before interest, taxes, depreciation and amortization) included in parentheses: Smitty's Super Value/Yucaipa (6.2x), Wilson's Supermarkets/ Hannaford Brothers Co. (7.4x), Star Market Company/Investcorp (6.7x), Acme Markets Stores/ Penn Traffic Co. (5.8x), Perry Drug Stores, Inc./Rite Aid Corp. (9.2x), Purity Supreme/Stop & Shop (7.9x), Sunshine-Jr. Stores/E-Z Serve Stores (5.3x), Mayfair Supermarkets/Ahold (7.6x), National Convenience/Diamond Shamrock (6.4x), Jitney Jungle/Bruckman, Rosser, Sherrill & Co. (5.9x), Kash n' Karry/Food Lion (6.3x), Hughes/Quality Food (6.4x), Riser Foods/Giant Eagle (7.3x), Delchamps/Jitney Jungle (6.8x). The mean multiple of trailing EBITDA for the target company in these acquisitions was 6.7. The Board also noted that the premiums paid in these transactions was a mean of 25.7% above the trading price in public company situations, in contrast to the 44% premium above the trading price of per Share offered by Albertson's.

             (vi) The Board reviewed the recent and historical market price and trading volume of the Shares.

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             (vii) The Board also factored in the provisions of the Merger
        Agreement which increased the likelihood that the Offer would close in light of the extended period of time which may be necessary to address antitrust regulatory matters and provided operational flexibility to the Company prior to closing.

             (viii) The Board also considered the presentation of Morgan Stanley, including the receipt at the meeting of the Board held on January 19, 1998, of the Fairness Opinion to the effect that, as of such date, and on the basis of the various factors described to the Board at the January 19, 1998 meeting, the $15.50 in cash per share to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such stockholders. In its presentation, Morgan Stanley reviewed and analyzed, among other things,
        (a) certain publicly available financial statements and other information concerning the Company; (b) internal financial statements and other financial and operating data concerning the Company prepared by management of the Company; (c) certain financial projections prepared by the management of the Company; (d) discussions with senior management concerning the past and current operations and financial condition and prospects of the Company; (e) reported price and trading activity for the Shares; (f) comparisons of certain financial performance and stock price and trading information of the Company with similar information for certain other comparable publicly traded companies and their securities; (g) the terms of recent comparable business combinations in comparison with the terms of the proposed transaction; and (h) the Merger Agreement and certain documents related to the Offer and the Merger, including the Tender Agreement.

     The Board concluded that each of the factors listed above supported a recommendation to the Company's stockholders to accept the Offer.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998                      BUTTREY FOOD AND DRUG STORES
                                          COMPANY

                                          By: /s/ WAYNE S. PETERSON
                                            ------------------------------------
                                            Name: Wayne S. Peterson
                                            Title: Chief Financial Officer






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